Exhibit 1.01

     Conflict Minerals Report of Perseon Corporation in Accordance with Rule 13p-1 under the Securities Exchange Act of 1934

This report has been prepared by management of Perseon (formerly BSD Medical) Corporation (herein referred to as “Perseon,” the “Company,” “we,” “us,” or “our”). The Company does not have any subsidiaries or variable interest entities that are required to be consolidated. Perseon is a developer, manufacturer and marketer of medical devices. Our principal products are used to treat cancer and benign diseases using heat therapy delivered using focused radiofrequency (“RF”) and microwave energy, through the reporting period.

This is the Conflict Minerals Report of Perseon Corporation for calendar year 2014 in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934 (the “1934 Act”).  Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 3467716 for definitions to the terms used in this Report, unless otherwise defined herein. The Rule was adopted by the Securities and Exchange Commission (SEC) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict Minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (commonly referred to as 3TG’s). These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict.

If a registrant can establish that the conflict minerals originated from sources other than the Democratic Republic of the Congo (DRC) or an adjoining country (the Covered Countries), or from recycled and scrap sources, they must submit a Form SD which describes the Reasonable Country of Origin Inquiry completed.

If a registrant has reason to believe that any of the conflict minerals in their supply chain may have originated in the Covered Countries, or if they are unable to determine the country of origin of those conflict minerals, then the issuer must exercise due diligence on the conflict minerals’ source and chain of custody. The registrant must annually submit a report, Conflict Minerals Report (CMR), to the SEC that includes a description of those due diligence measures.

This Report has not been subject to an independent private sector audit as allowed under Rule 13p-1, which provides that if a registrant’s products are “DRC conflict undeterminable”, the report is not required to be audited for this year.

In accordance with the rules, Perseon undertook due diligence to determine the conflict minerals status of the necessary conflict minerals gold, wolframite, tantulum and cassiterite used in components for manufacturing Perseon’s products.  In conducting its due diligence, Perseon applied guidance from the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD 2011) (“OECD Framework”), an internationally recognized due diligence framework.

Perseon’s due diligence measures included conducting a survey of our suppliers using the template developed by the Electronic Industry Citizenship Coalition® (EICC®) and The Global e-Sustainability Initiative (GeSI), known as the CFSI Reporting Template (the Template). The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain, which includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the Company and its suppliers use. In addition, the template contains questions about the origin of conflict minerals included in their products, as well as supplier due diligence. Written instructions and recorded training illustrating the use of the tool is available on EICC’s website. The Template is being used by many companies in their due diligence processes related to conflict minerals.

Perseon’s due diligence measures include:

•	Determining which conflict minerals are necessary to the functionality or production of a product manufactured or contracted to be manufactured by Perseon worldwide.

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Conducting a “Reasonable Country of Origin Inquiries” (RCOI) for “in scope” suppliers to ensure traceability throughout our supply chain to establish the origin of Conflict Minerals using the EICC/GeSI Conflict Minerals Reporting Template.

•	Adopting a Conflict Minerals Policy, including standards and our expectations for suppliers, that has been posted and available on the Company’s website.

•	Implementation of a follow-up program which contains periodic update inquiries of supplier progress towards conflict minerals compliance

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Discontinuing business with  suppliers determined as “uncommitted” to compliance, or who are proven to be sourcing conflict minerals from either unverified or non-compliant  DRC or  Covered Country locations.

As a company in the medical device manufacturing business, Perseon does not engage in the actual mining of conflict minerals, or in purchasing goods directly from smelters or refiners. Further, Perseon does not make purchases of raw ore or unrefined conflict minerals and makes no purchases of any goods from or in the Covered Countries.  We do not have a direct relationship with 3TG smelters and refiners, nor do we perform direct audits of the other entities in our supply chain. However, we do rely upon industry efforts to influence smelters and refineries to participate in the EICC/GeSI Conflict-Free Smelter Program.

Products that Perseon uses in its manufacture processes are almost always purchased from component and parts distributors, rather than directly from the respective manufacturer.  All of these distributors are dependent on their suppliers for conflict minerals sourcing information for all of the products they sell. A significant number of these distributors confirm that they do have a conflict minerals policy in place, and many have sent the policy to us.

Perseon has determined in good faith from its due diligence efforts that for calendar year 2014 conflict minerals used in components for manufacturing Perseon’s products are “DRC conflict undeterminable” (terms as defined in the 1934 Act)  because we have been unable to definitively determine the origin of the 3TG they contain or to determine whether they come from recycled or scrap sources; the facilities used to process them; their country of origin; or their mine or location of origin.  Perseon will continue to evaluate and apply effective methods for monitoring and determining supply chain sourcing for conflict minerals.

Despite having conducted a good faith reasonable country of origin inquiry and due diligence process, we do not yet have sufficient information from all of our suppliers or other sources to definitively determine the country of origin of the conflict minerals used in our products or identify the facilities used to process those conflict minerals. Therefore, we cannot exclude the possibility that some of these conflict minerals may have originated in the DRC or an adjoining country and are not from recycled or scrap sources.  However, as a result of the due diligence measures described above, Perseon has no reason to believe that conflict minerals (i.e., gold, wolframite, tantulum and cassiterite and their derivatives, which are limited to tin, tantalum, tungsten (3TG)) that may be used in components for manufacturing Perseon’s products may have originated in the DRC or an Adjoining Country.